My Cloudz, Inc.

430/23 Moo 12

Nongprue, Banglamung

Chonburi 20150 Thialand

December 23, 2015

To:	Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Attention: Mr. Austin Mitchell
Washington D.C. 20549
Phone (202) 551-3574

From:	My Coudz, Inc.
File Number 333-203373

RE: Request for Acceleration of the Effective Date.

My Cloudz, Inc. ("the Company") hereby requests for the acceleration of the Registration Statement filed on Form S-1 on 4/13/2015 with an Amendment(s) filed thereto on 5/29/2015; 6/22/2015 and 12/07/2015. The Company request's the Commission to deem the Registration Statement effective by 12:00 P.M. EST December 28, 2015 or soon thereafter if practical. In lieu of this request the registrant acknowledges their obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934.

My Cloudz, Inc. further acknowledges that should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing. Moreover, the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges it may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Sommay Vongsa

Sommay Vongsa

President

My Cloudz, Inc.